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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005	Commission File No.: 1-31349

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                             .

The document listed in the exhibit index hereto is furnished pursuant to Form 6-K. In addition, the document listed in the exhibit index hereto is incorporated by reference as Exhibit 2.1 to the registrant's Registration Statement on Form F-9 (File No. 333-109297).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION
By:	/s/ Deirdre Stanley Name: Deirdre Stanley Title: Senior Vice President and General Counsel

Date: August 4, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	Terms agreement (including underwriting agreement basic provisions) dated August 2, 2005 between The Thomson Corporation and Bear, Stearns & Co., Deutsche Bank Securities Inc. and UBS Securities LLC, on behalf of themselves and the other several Underwriters named in Schedule A to the terms agreement

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SIGNATURES
EXHIBIT INDEX